EXHIBIT 99.5
Contractual Cash Obligations

		Due in
		Less Than	Due in	Due in
As at December 31, 2010		1	1 - 3	4 - 5	Due After
(Cdn$ millions)	Total	Year	Years	Years	5 Yrs

Long-term debt	794	—	—	298	496
BPLP capital lease	159	13	31	39	76
Interest on long-term debt	312	42	85	81	104
Interest on BPLP capital lease	55	11	20	15	9
Provision for reclamation	465	14	23	22	406
Provision for waste disposal	38	1	2	2	33
Other liabilities	374	—	—	—	374
Unconditional purchase commitments [1,2]	1,065	266	620	173	6

Total contractual cash obligations	3,262	347	781	630	1,504

[1]	Denominated in US dollars, converted to Canadian dollars at the December 31, 2010 rate of Cdn$0.9946.

[2]	Virtually all of Cameco Corporation’s purchase commitments are under long-term, fixed-price arrangements.
Commercial Commitments

As at December 31, 2010
(Cdn$ millions)	Total amounts committed

Standby letters of credit [1]	550
BPLP guarantees [2]	82

Total commercial commitments	632

[1]	The standby letters of credit maturing in 2011 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco Corporation’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	At December 31, 2010, Cameco Corporation’s total commitment for financial assurances given on behalf of BPLP was estimated to be Cdn$94 million. Refer to note 25 in the 2010 consolidated audited financial statements.